SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

UNDER THE SECURITIES AND EXCHANGE ACT OF 1934

Inhibitex, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

45719T103

(CUSIP Number)

Bristol-Myers Squibb Company

Sandra Leung, Esq.

General Counsel & Corporate Secretary

P. Joseph Campisi, Jr., Esq.

Vice President & Associate General Counsel

345 Park Avenue

New York, New York 10154

(212) 546-4000

Copies to:

David Fox, Esq. Daniel Wolf, Esq. Kirkland & Ellis LLP 601 Lexington Avenue New York, NY 10022 (212) 446-4800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 7, 2012

(Dates of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(e), 13d-l(f) or 13d-l(g), check the following box.  ☐

CUSIP No. 45719T103 13D

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Bristol-Myers Squibb Company 22-0790350
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) N/A		☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 11,366,692(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,366,692(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 14%(1)
14.	Type of Reporting Person CO

(1)	Beneficial ownership of the Common Stock of the Issuer is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such Common Stock as a result of the relationships described under Item 2 and Item 3 of this Schedule 13D and the matters described in Item 3, Item 4 and Item 5 of this Schedule 13D. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any shares of Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed. The above calculations are based on 80,398,198 shares of Common Stock outstanding as of January 6, 2012 (as represented in the Merger Agreement discussed in Items 3 and 4 of this Schedule 13D).

CUSIP No. 45719T103 13D

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Inta Acquisition Corporation
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) N/A		☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 11,366,692(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,366,692(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 14%(1)
14.	Type of Reporting Person CO

(1)	Beneficial ownership of the Common Stock of the Issuer is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such Common Stock as a result of the relationships described under Item 2 and Item 3 of this Schedule 13D and the matters described in Item 3, Item 4 and Item 5 of this Schedule 13D. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any shares of Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed. The above calculations are based on 80,398,198 shares of Common Stock outstanding as of January 6, 2012 (as represented in the Merger Agreement discussed in Items 3 and 4 of this Schedule 13D).

SCHEDULE 13D

Item 1.	Security and Issuer

The class of equity securities to which this Schedule 13D (this “Schedule 13D”) relates is the common stock, par value $0.001 per share (“Shares”), of Inhibitex, Inc., a Delaware corporation (the “Issuer”). The principal executive office of the Issuer is located at 9005 Westside Parkway, Alpharetta, GA 30009.

Item 2.	Identity and Background

This Schedule 13D is being jointly filed by Inta Acquisition Corporation (“Purchaser”), a Delaware corporation wholly owned by Bristol-Myers Squibb Company, and Bristol-Myers Squibb Company (“Parent”), a Delaware corporation.

Parent’s principal executive offices are located at 345 Park Avenue, New York, New York 10154-0037. The telephone number of Parent is (212) 546-4000. Parent is a global biopharmaceutical company whose mission is to discover, develop and deliver innovative medicines that help patients prevail over serious diseases. Parent is engaged in the discovery, development, licensing, manufacturing, marketing, distribution and sale of pharmaceuticals products on a global basis.

Purchaser’s principal offices are located at 345 Park Avenue, New York, New York 10154-0037. The telephone number of Purchaser is (212) 546-4000. Purchaser is a wholly-owned subsidiary of Parent. Purchaser was formed solely for the purpose of effecting the transactions contemplated by the Merger Agreement (defined below) and has not engaged in any activities except in connection with these transactions.

Parent and Purchaser are collectively hereinafter referred to as the “Reporting Persons”.

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13D as Exhibit 3.

The name, business address, present principal occupation or employment and citizenship of each director and executive officer of each of Parent and Purchaser is set forth on Schedule A. During the preceding five years, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the persons listed on Schedule A, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds

On January 7, 2012, Parent, Purchaser and Issuer, entered into an Agreement and Plan of Merger (the “Merger Agreement”). Pursuant to the terms of the Merger Agreement, Purchaser and Parent commenced a tender offer (the “Offer”) to purchase all of the outstanding Shares at a price of $26.00 net per Share in cash, less any applicable withholding taxes and without interest (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase for Cash, dated January 13, 2012, (the “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal”). The closing of the Offer is conditioned upon, among other things, there being validly tendered, in accordance with the terms of the Offer, a number of Shares which, together with Shares then owned by Parent and Purchaser (if any), represents a majority of the issued and outstanding Shares plus all Shares which the Issuer may be required to issue to holders of the Issuer’s stock options and warrants, as the closing of the Offer. Based on information provided to Purchaser and Parent by the Issuer, and assuming no additional Shares or stock options are issued after January 11, 2012, the aggregate number of shares that Purchaser must acquire in the Offer in order to satisfy this condition equals approximately 49,170,603 Shares, which is approximately 58% of the outstanding Shares as of January 11, 2012. The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”), filed by Parent and Purchaser with the Securities and Exchange Commission (the “SEC”) on January 13, 2012. The Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule TO, respectively, and are incorporated by reference herein.

Pursuant to the Merger Agreement, following the consummation of the Offer and the satisfaction or waiver of each of the applicable conditions set forth in the Merger Agreement, Purchaser and the Issuer will merge (the “Merger”), with the Issuer as the surviving corporation in the Merger continuing as a wholly-owned subsidiary of Parent (the “Surviving Corporation”). As a result of the Merger, each outstanding share of Issuer voting common stock (other than Shares owned by Parent, Purchaser or the Issuer, or by any stockholder of the Issuer who or which is entitled to and properly exercises appraisal rights under Delaware law) will be converted into the right to receive the Offer Price at the effective time of the Merger (the “Effective Time”). The consummation of the Merger is subject to certain closing conditions, including approval by the Issuer’s stockholders, if required.

The foregoing description of the Merger Agreement is qualified in its entirety by reference to the full text of the Merger Agreement, which is attached as Exhibit 1 and is incorporated herein by reference.

Concurrently with the execution of the Merger Agreement, each of Gabriele Cerrone, Panetta Partners, Ltd., Russell H. Plumb, New Enterprise Associates 10, Limited Partnership, New Enterprise Associates 11, Limited Partnership, NEA Ventures 2002, L.P., and Michael James Barrett (each, a “Stockholder”) entered into a Tender and Support Agreement, dated January 7, 2012, with the Issuer, Parent and Purchaser. Pursuant to the Support Agreement, each Stockholder has agreed, among other things, subject to the termination of the Support Agreement (i) to tender pursuant to the Offer (and not withdraw, except under certain circumstances) all Shares beneficially owned by such Stockholder as promptly as practicable (but in no event later than 10 days after the commencement of the Offer) and not to exercise any appraisal rights in connection with the Merger, (ii) not to transfer any of such Stockholder’s equity interests in the Company, including any Shares, other than in accordance with the terms and conditions set forth in the Support Agreement, (iii) not to take any action that would interfere with the performance of such Stockholder’s obligations under, or the transactions contemplated by, the Support Agreement, (iv) to vote such Stockholder’s Shares in support of the Merger in the event that stockholder approval is required to consummate the Merger, (v) to vote against any action or agreement that would materially impede, interfere with or prevent the Offer or the Merger, (vi) not to solicit, initiate, propose or knowingly encourage, facilitate or participate in discussions with third parties regarding other proposals to acquire the Company and (vii) to elect to exercise any of the Stockholder’s warrants and/or vested options, on a net exercise basis, following the acceptance of the Offer and to transfer those newly-issued Shares to the Purchaser. The Support Agreement will terminate upon the earliest of (a) the termination of the Merger Agreement, (b) the Effective Time, (c) the Offer having been terminated or the expiration date of the Offer having occurred, in each case without acceptance for payment of the Stockholder’s Shares pursuant to the Offer, (d) the date of any material modification, waiver or amendment to any provision of the Merger Agreement that reduces the amount, changes the form or otherwise adversely affects the consideration payable to the Stockholder pursuant to the Merger Agreement, and (e) the mutual written consent of the Company, Parent, Purchaser and the Stockholders. Collectively, the Stockholders had beneficial ownership, as of January 6, 2012, of an aggregate of 15,114,678 Shares (including Shares represented by the Issuer’s warrants and vested and unvested options they hold), or approximately 17% of the Shares (taking into account, for purposes of determining the aggregate Shares, the Company’s outstanding shares and assuming the exercise of only the warrants and vested and unvested options held by the Stockholders). The proxy voting provisions described in clauses (iv) and (v) in this paragraph relate only to the outstanding common stock held by the Stockholders, which as of January 6, 2012, was equal to 11,366,692 Shares or 14% of the Shares then outstanding.

The foregoing description of the Support Agreement does not purport to be complete and is qualified in its entirety by reference to the Support Agreement, which is attached as Exhibit 2 and incorporated herein by reference.

The proposed transaction values the equity of the Issuer at approximately $2.5 billion. Parent will have sufficient funds to consummate the purchase of Shares in the Offer and the Merger and the other transactions described above, and will cause Purchaser to have sufficient funds available to consummate such transactions.

Shared voting power with respect to the Shares beneficially owned by the Stockholders may be deemed to have been acquired through execution of the Support Agreement.

Schedule B lists the names and number of Shares that are beneficially held by each Stockholder and subject to this Schedule 13D.

Item 4.	Purpose of the Transaction

The purpose of the Offer is to acquire control of, and the entire equity interest in, the Issuer. If the Offer is consummated, Purchaser will be entitled to designate a number of persons to the board of directors that reflects Purchaser’s proportionate voting interest in the Issuer. The purpose of the Merger is to acquire all outstanding Shares not tendered and purchased pursuant to the Offer. All Shares acquired by Purchaser pursuant to the Offer will be retained by Purchaser pending the Merger. After the consummation of the Offer, Purchaser intends to consummate the Merger as promptly as practicable, subject to the satisfaction of certain conditions. Upon the consummation of the Merger, (i) the Surviving Corporation will become a wholly-owned subsidiary of Parent and (ii) each outstanding share of Issuer voting common stock (other than Shares owned by Parent, Purchaser or the Issuer, or by any stockholder of the Issuer who or which is entitled to and properly exercises appraisal rights under Delaware law) will be converted into the right to receive the Offer Price.

At the Effective Time and pursuant to the Merger Agreement, the Issuer’s certificate of incorporation will be amended and restated in its entirety to read identically to the certificate of incorporation of Purchaser as in effect immediately prior to the Effective Time, except that the name of the Surviving Corporation will be “Inhibitex, Inc.”, and the by–laws of Purchaser as in effect immediately prior to the Effective Time will become the by–laws of the Surviving Corporation. The directors of Purchaser immediately prior to the Effective Time will become the directors of the Surviving Corporation and, subject to certain exceptions, the officers of Purchaser will become the officers of the Surviving Corporation.

Following the Merger, the Shares will no longer be traded on The Nasdaq Stock Market, there will be no public market for the Shares and registration of the shares of Shares under the Securities Exchange Act of 1934 will be terminated.

Item 3 is incorporated by reference into this Item 4.

Except as set forth in this Schedule 13D and in connection with the Offer and the Merger described above, Parent has no plan or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a) and (b)

Other than those Shares that may be deemed to be beneficially owned by operation of the Support Agreement, the Reporting Persons, do not beneficially own any Shares.

As a result of the Support Agreement, and assuming no further exercise of the Stockholders’ options or warrants, Parent may be deemed to have the power to vote up to 11,366,692 Shares in favor of approval of the Merger or in connection with certain other matters described in Item 3 above, and thus, each Reporting Person may be deemed to be the beneficial owner of 11,366,692 Shares. All Shares that may be deemed to be beneficially owned by the Reporting Persons constitute approximately 14% of the issued and outstanding Shares as of January 6, 2012 (as represented by the Issuer in the Merger Agreement).

The Reporting Persons (i) are not entitled to any rights as a stockholder of the Issuer as to the Shares covered by the Support Agreement, except as otherwise expressly provided in the Support Agreement and (ii) disclaim all beneficial ownership of such Shares.

Except as set forth in this Item 5(a), none of Parent and, to the knowledge of the Reporting Persons, any persons named in Schedule A beneficially owns any Shares.

(c)

Except for the agreements described in this Schedule 13D, to the knowledge of the Reporting Persons, no transactions in the class of securities reported have been effected during the past 60 days by any person named in Schedule A or Item 5(a).

(d)

To the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer reported herein.

(e)

Inapplicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except for the agreements described in this Schedule 13D, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise), among the Reporting Persons or, to the knowledge of any of the Reporting Persons, any other person or entity referred to in Item 2 (including those listed on Schedule A), or between such persons and any other person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding proxies.

Item 7.	Material to be Filed as Exhibits

Exhibit 1	Agreement and Plan of Merger, dated as of January 7, 2012, by and among Inhibitex, Inc., Bristol-Myers Squibb Company, and Inta Acquisition Corporation (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by Inhibitex, Inc. with the Securities and Exchange Commission on January 10, 2012).

Exhibit 2	Tender and Support Agreement, by and among Bristol-Myers Squibb Company, Inta Acquisition Corporation, Inhibitex, Inc. and certain Stockholders party thereto, dated January 7, 2012 (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by Inhibitex, Inc. with the Securities and Exchange Commission on January 10, 2012).

Exhibit 3	Joint Filing Agreement, dated January 13, 2012, by and among the Reporting Persons.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

Date: January 13, 2012

BRISTOL-MYERS SQUIBB COMPANY

By:	/s/ Demetrios Kydonieus
Name:	Demetrios Kydonieus
Title:	Vice President, Strategy, Alliances and Transactions

INTA ACQUISITION CORPORATION

By:	/s/ Demetrios Kydonieus
Name:	Demetrios Kydonieus
Title:	President

SCHEDULE A

CERTAIN INFORMATION CONCERNING EXECUTIVE OFFICERS AND DIRECTORS OF

BRISTOL-MYERS SQUIBB COMPANY AND INTA ACQUISITION CORPORATION

Directors and Executive Officers of Parent. The following table sets forth the name, present principal occupation or employment and past material occupations, positions, offices or employment for at least the past five years for each director of Parent and the name, present principal occupation or employment and past material occupations, positions, offices or employment for at least the past five years for each executive officer of Parent. The current business address of each person is 345 Park Avenue, New York, New York 10154 and the current phone number is (212) 546–4000. Unless otherwise indicated, each such person is a citizen of the United States of America.

Name	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years

Lamberto Andreotti

Director of Parent since 2009.

Chief Executive Officer of Parent since May 2010. President and Chief Operating Officer of Parent from March 2009 until May 2010. Mr. Andreotti has been with Parent for 12 years. From March 2008 to March 2009, Mr. Andreotti served as Executive Vice President and Chief Operating Officer of Parent. From May 2007 until March 2008, he served as Executive Vice President of Parent and Chief Operating Officer of Worldwide Pharmaceuticals, a division of Parent. Mr. Andreotti served as Executive Vice President of Parent and President of Worldwide Pharmaceuticals, from 2005–2007 and as Senior Vice President and International President of Worldwide Pharmaceuticals, from 2002–2005. He previously served as Vice Chairman of the Board of Directors of Mead Johnson Nutrition Company. Mr. Andreotti is a citizen of Italy.

Lewis B. Campbell

Director of Parent since 1998.

Retired Non–Executive Chairman of Textron Inc., a multi-industry company serving the aircraft, industrial products and components and financial industries. Served as Non-Executive Chairman of Textron Inc. from December 2009 until April 2010. Mr. Campbell served as Chairman and Chief Executive Officer of Textron Inc. from February 1999 until his retirement as Chief Executive Officer in December 2009. Mr. Campbell is a member of The Business Council. During the last five years, he was the Chairman of the Board of Directors of Textron Inc. and a Director of Dow Jones & Co.

James M. Cornelius

Director of Parent since 2005.

Non-Executive Chairman of Parent since May 2010. Served as Chairman and Chief Executive Officer of Parent from February 2008 to May 2010 and served as Chief Executive Officer from September 2006 to February 2008. From November 2005 to April 2006, Mr. Cornelius served as Chairman of the Board and Chief Executive Officer (interim) of Guidant Corporation. He served as Guidant’s Non-Executive Chairman of the Board from 2000 until 2005. Mr. Cornelius is the Chairman of the Board of Directors of Mead Johnson Nutrition Company and a Director of Given Imaging Ltd. Mr. Cornelius was previously a Director of The DIRECTV Group and Guidant Corporation.

Louis J. Freeh

Director of Parent since 2005.

Mr. Freeh has served as Chairman and Treasurer of the Freeh Group International Solutions, LLC, a consulting firm, and Managing Partner, Freeh Sullivan Sporkin, LLP, a law firm, since 2007. Mr. Freeh served as Vice Chairman, General Counsel, Corporate Secretary and Ethics Officer to MBNA Corporation, a bank holding company, from 2001 until its acquisition by Bank of America in January 2006. He served as FBI Director from 1993 to 2001 and previously as a U.S. District Judge, Assistant U.S. Attorney and FBI Special Agent. Mr. Freeh is a Director of Wilmington Trust and previously served as a Director of Fannie Mae, Viisage Technology, Inc. and L–1 Identity Solutions.

Laurie H. Glimcher, M.D.

Director of Parent since 1997.

Dr. Glimcher has been the Irene Heinz Given Professor of Immunology at the Harvard School of Public Health and Professor of Medicine at Harvard Medical School since 1990. She is a Fellow of the American Academy of Arts and Sciences, a Member of the National Academy of Sciences USA, and a Member of the Institutes of Medicine of the National Academy of Sciences. She is also a member of, and a past President of, the American Association of Immunologists. She was elected to the American Society of Clinical Investigation, the American Association of Physicians and the American Association for the Advancement of Science. Dr. Glimcher is a Director of Waters Corporation.

Michael Grobstein

Director of Parent since 2007.

Mr. Grobstein is a retired Vice Chairman of Ernst & Young LLP, an independent registered public accounting firm. Mr. Grobstein worked with Ernst & Young from 1964 to 1998, and was admitted as a partner in 1975. He served as Vice Chairman-International Operations from 1993 to 1998, as Vice Chairman-Planning, Marketing and Industry Services from 1987 to 1993, and Vice Chairman-Accounting and Auditing Services from 1984 to 1987. He serves on the Board of Trustees and Executive Committee and is the Treasurer of the Central Park Conservancy. Mr. Grobstein is a Director of Given Imaging Ltd. and previously served as a Director of Guidant Corporation.

Alan J. Lacy

Director of Parent since 2008.

Mr. Lacy has been the Senior Advisor to Oak Hill Capital Partners, L.P., a private equity investment firm, since 2007. From 1994 to 2006, he was employed by Sears, Roebuck and Co., a large retail company, and following its acquisition, Sears Holdings Corporation, a large broadline retailer. Mr. Lacy held executive level positions of increasing responsibility in finance and operations, including his service as Chief Executive Officer from 2000 to 2005. He also served as Vice Chairman of Sears Holdings Corporation from 2005 to 2006. He is Chairman of the Board of Trustees of the National Parks

Conservation Association. Mr. Lacy is a Director of The Western Union Company, The Hillman Companies, Inc. and Dave & Buster’s Inc. Mr. Lacy is also a Trustee of Fidelity Funds. He was previously a Director of Sears Holding Corporation, Sears, Roebuck and Co. and Sears Canada, Inc.

Vicki L. Sato, Ph.D.

Director of Parent since 2006.

Dr. Sato has been a professor of management practice at the Harvard Business School and Professor of molecular and cell biology at Harvard University since July 2005. In 2006, Dr. Sato became Special Advisor to Atlas Venture, a global venture capital firm. In 2005, Dr. Sato retired as President of Vertex Pharmaceuticals Incorporated, a global biotechnology company, where she was responsible for research and development, business and corporate development, commercial operations, legal, and finance. Dr. Sato also served as Chief Scientific Officer, Senior Vice President of Research and Development, and Chair of the Scientific Advisory Board at Vertex before being named President in 2000. Dr. Sato is a Director of PerkinElmer Corporation and Alnylam Pharmaceuticals. She was previously a Director of Infinity Pharmaceuticals.

Elliott Sigal, M.D., Ph.D.

Director of Parent since 2011.

Dr. Sigal has been Chief Scientific Officer and President of Research and Development at Parent since October 2004 and an Executive Vice President since 2006. Dr. Sigal joined Parent in November of 1997 as Vice President of the newly created department of Applied Genomics. Previously, Dr. Sigal was a Director of Mead Johnson Nutrition Company.

Togo D. West, Jr.

Director of Parent since 2008.

Secretary West has been Chairman of TLI Leadership Group, a strategic consulting firm since 2006 and Chairman of Noblis, Inc., a nonprofit science and technology company since 2001. From 2004 to 2006, Secretary West was the Chief Executive Officer of the Joint Center for Political and Economic Studies, a nonprofit research and public policy institution. He served as Of Counsel to the Washington, D.C.-based law firm of Covington & Burling from 2000 to 2004. Secretary West was previously Secretary of Veterans Affairs and Secretary of the Army. He is a Director of FuelCell Energy, Inc., and Krispy Kreme Doughnuts. Previously he was a Director of AbitibiBowater Inc.

R. Sanders Williams, M.D.

Director of Parent since 2006.

Dr. Williams has been President and Robert W. and Linda L. Mahley Distinguished Professor of The J. David Gladstone Institutes, a research facility since March 2010. From 2007 to 2010, Dr. Williams was the Senior Vice Chancellor for Academic Affairs at Duke University Medical Center and Dean of Duke University School of

Medicine from 2001 to 2007. Dr. Williams joined the Duke faculty in 1980 as an assistant professor of medicine, physiology and cell biology. Dr. Williams is a consultant to Phrixus, Inc and the Taylor Companies. Dr. Williams is a Director of Laboratory Corporation of America.

Charles Bancroft	Executive Vice President of Parent as of October 2011, Chief Financial Officer of Parent since April 2010 and a member of the Senior Management Team. Prior to his role as Acting Chief Financial Officer, Mr. Bancroft was Vice President, Finance, Worldwide Pharmaceuticals, a division of Parent.

Giovanni Caforio

President, U.S. Pharmaceuticals of Parent. Mr. Caforio leads Parent’s pharmaceutical business in the U.S. He was previously Senior Vice President, Global Commercialization, Oncology and Immunology.

Giovanni joined Parent in 2000 as Vice President and General Manager, Italy, in the Worldwide Medicines Group. In 2001, he assumed added responsibility for Greece and Israel, and then all of South East Europe in 2003. In 2004, he was appointed Senior Vice President, European Marketing and Brand. Commercialization. In 2007, he was named Senior Vice President, U.S. Oncology. Prior to joining Parent, Giovanni spent 12 years with Abbott Laboratories in a number of leadership positions. Mr. Caforio is a citizen of Italy.

Béatrice Cazala	Executive Vice President, Commercial Operations since October 2011. Senior Vice President, Commercial Operations and President, Global Commercialization, Europe and Emerging Markets, of Parent since May 2010 and a member of the Senior Management Team. President, Global Commercialization, and President, Europe, of Parent from March 2009 to May 2010 and a member of the Management Council. Ms. Cazala was previously President, Europe and Asia Pacific, of Parent. From 1994 to 2000, she served as Vice President and General Manager of UPSA France. In 2000, she became Senior Vice President and General Manager, Pharma/UPSA France and, in 2002, she was appointed Senior Vice President, Northern Europe, based in the U.K. Ms. Cazala is a citizen of France.

John E. Celentano	Senior Vice President, Human Resources, Public Affairs, Philanthropy, of Parent since May 2010 and a member of the Senior Management Team. From 2009 until May 2010, Mr. Celentano served as President, Emerging Markets and Asia Pacific and a member of the Management Council. From March 2008 to March 2009, he served as Senior Vice President of Strategy & Productivity Transformation of Parent. President, Heath Care Group, a division of Parent, from 2005 until March 2008 and a Director of Parent from September 22, 2005 until May 2008. From 2002 to 2005, Mr. Celentano served as President, Latin America and Canada, Worldwide Medicines Group, a division of Parent.

Francis Cuss, MB BChir, FRCP	Senior Vice President, Research, R&D, a division of Parent since May 2010 and a member of the Senior Management Team. From 2006 to May 2010, he served as Senior Vice President Discovery and Exploratory Clinical Development, of Parent. Prior to 2006, served as Senior Vice President, Drug Discovery, of Parent. Mr. Cuss is a citizen of the U.K.

Brian Daniels, M.D.	Senior Vice President, Global Development and Medical Affairs, of Parent, since 2008 and a member of the Senior Management Team. Prior to 2008, served as Senior Vice President, Global Clinical Development, Research and Development, a division of Parent.

Lou Schmukler

Mr. Schmukler joined the company in September 2011, as president of Technical Operations, overseeing a global manufacturing.

Before joining Parent, Mr. Schmukler led Pfizer’s worldwide biotech manufacturing operations as Senior Vice President, Specialty/Biotechnology Operating Unit. Prior to that, he oversaw global small molecule pharmaceutical manufacturing and Asia Pacific manufacturing for Wyeth, and held earlier leadership positions at Marion Merrell Dow, Hoffman-LaRoche and Novartis/Sandoz.

Sandra Leung	General Counsel and Corporate Secretary of Parent, since 2007 and a member of the Senior Management Team. From 2006 to 2007, served as Vice President, Corporate Secretary and Acting General Counsel of Parent. Prior to 2006, Vice President and Corporate Secretary, Corporate Staff of Parent.

Paul von Autenried

Senior Vice President and Chief Information Officer of Parent. Mr. von Autenried joined Parent in 1996 and assumed leadership of IT in 2008.

Prior to joining Parent, Mr. von Autenried held positions with Kraft General Foods, Hewlett-Packard and IBM. He is a member of the Accenture CIO Council, Hewlett-Packard Board of Advisors, Microsoft Pharmaceutical Advisory Council and the Research Board.

Directors and Officers of Purchaser. The following table sets forth the name, present principal occupation or employment and past material occupations, positions, offices or employment for at least the past five years for each director of Purchaser and the name, citizenship, business address, business phone number, present principal occupation or employment and past material occupations, positions, offices or employment for at least the past five years for each executive officer of Purchaser. The current business address of each person is 345 Park Avenue, New York, New York 10154–0037 and the current phone number is (212) 546–4000. Unless otherwise indicated, each such person is a citizen of the United States of America.

Name	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years

Demetrios Kydonieus	Director of Purchaser. President of Purchaser. Vice President, Strategy, Alliances and Transactions of Parent from May 2011 to present, Executive Director, Strategic Transactions Group of Parent from June 2009 until May 2011, and Senior Counsel, Corporate Development, of Parent from January 2008 until June 2009.

Jeffrey Galik	Director of Purchaser. Treasurer of Purchaser. Senior Vice President and Treasurer of Parent since August 2010, Vice President and Treasurer of Parent from January 2008 until August 2010, Vice President and Assistant Treasurer of Parent during January 2008, and Vice President, Finance, Latin America & Canada from July 2006 until January 2008.

Kabir Nath	Director of Purchaser. Senior Vice President, Global Commercialization, of Parent since 2011. From 2009 until 2011, Vice President, Global Commercialization of Parent. From 2007 until 2009, President, Asia Pacific Medicines Group of Parent. From 2005 until 2007, President and General Manager, Bristol-Myers Squibb (China) and Sino-American Shanghai Squibb, subsidiaries of Parent. Prior to 2005, Mr. Nath served as Vice President, Asian Markets, of Parent. Mr. Nath is a citizen of the U.K.

David T. Bonk	Vice President of Purchaser. Vice President and Associate General Counsel, Research & Development of Parent from February 2011 to present, Vice President and Associate General Counsel, Transactional Practice Group, of Parent from July 2006 until February 2011.

P. Joseph Campisi, Jr.	Vice President of Purchaser. Vice President and Associate General Counsel, Transactional Practice Group, of Parent since February 2011. Vice President and Assistant General Counsel, Transactional Practice Group, of Parent from December 2009 until February 2011. Vice President and Senior Counsel, Corporate Development, of Parent from August 2003 to December 2009.

Katherine Kelly	Secretary of Purchaser. Vice President and Assistant General Counsel, Corporate Governance and Securities, of Parent since April 2011. Vice President and Assistant General Counsel, Securities Regulation and Disclosure, of Parent from February 2010 until April 2011. Assistant General Counsel of Parent from December 2009 to February 2010. Senior Counsel of Parent from March 2008 to December 2009. Counsel of Parent from April 2007 to March 2008. Associate Counsel of Parent from August 2005 to April 2007.

SCHEDULE B

STOCKHOLDERS AND SUBJECT SHARES

Stockholder	Shares	Options	Warrants
Gabriele Cerrone*	0	114,600	0
Russell H. Plumb	360,988	1,617,500	0
Michael James Barrett	60,992	90,000	0
New Enterprise Associates 10, Limited Partnership	6,898,294	0	791,015
New Enterprise Associates 11, Limited Partnership	1,941,407	0	263,671
NEA Ventures 2002, L.P.	2,911	0	0
Panetta Partners, Ltd.	2,102,100	0	871,200

TOTAL	11,366,692	1,822,100	1,925,886

*	Mr. Cerrone is the beneficial owner of the shares and warrants owned by Panetta Partners, Ltd.